UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCH CHEMICALS, INC.
(Name of Subject Company)

ARCH CHEMICALS, INC.
(Name of Person Filing Statement)

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Sarah A. O’Connor, Esq.
Senior Vice President, Strategic Development & Chief Legal Officer
Arch Chemicals, Inc.
501 Merritt Seven
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMPLOYEE ANNOUNCEMENT

I am pleased to share with you the exciting news that Arch Chemicals, Inc. and Lonza Group Ltd have signed a definitive agreement under which Lonza has agreed to acquire all of the outstanding shares of Arch Chemicals for $47.20 per share – a transaction valued at approximately $1.4 billion.  A copy of today’s press release has been posted on our internet web site (www.archchemicals.com) as well as on our intranet web site (Archnet.com).

For those of you who are not familiar, Lonza is a Swiss-headquartered company and a leading global supplier to the pharmaceutical, healthcare and life science industries, with 2010 sales of over U.S. $3 billion. Most relevant to us, Lonza is a leading provider of antimicrobial formulations and finished products to the water treatment, wood treatment, health & hygiene, industrial preservation and personal care markets.

We are confident that Lonza is the right strategic partner for Arch, particularly given our companies’ complementary capabilities, products and customers.  The combined businesses will create one of the world’s largest and best-focused microbial control businesses.  Our companies also have similar values and a strong cultural overlap.  This is a growth opportunity for our Biocides businesses, allowing us to join a larger organization with greater resources, especially in the areas of R&D and process engineering.

Lonza recognizes that Arch Chemicals has an outstanding team of talented employees.  Lonza has indicated that its acquisition of Arch is primarily a growth story.  The combined businesses will be considerably strengthened by the complementary skills and experience of the two organizations and employees will have the opportunity to work for a global leader in this area with clear growth ambitions.

We expect the transaction to close later in 2011, subject to customary regulatory approvals and successful completion of a tender offer for Arch shares.  Upon close, Arch Chemicals will become an entity within Lonza. It is important to remember, however, that until the transaction closes, we remain independent companies.  Therefore, you should have no direct or indirect communication with Lonza personnel unless authorized by Sarah O’Connor, Senior Vice President, Strategic Development and Chief Legal Officer.  We must all continue to stay focused on Arch’s business execution pending final consummation of this transaction.

There will also be a series of meetings starting today to provide you with updates about this transaction and to begin addressing any questions or concerns you have.  There are a large number of questions that we just cannot answer yet because we ourselves do not have the answers.  Senior management will work with Lonza to try to get your questions answered.  Please be patient and know that we will respond to you as soon as we can.  In the meantime, please continue to focus on your work responsibilities.

Additional communications regarding the time and location of site meetings will be forthcoming.

This transaction will likely create interest by the media, investors and other third parties. As always, it is important for us to speak with one voice, so if you receive any outside inquiries, please forward them to Mark Faford, VP of Investor Relations & Corporate Communications, at 203-229-3820 or mefaford@archchemicals.com.

Thank you for your continued support and efforts on behalf of Arch Chemicals.

Michael E. Campbell
Chairman, President and Chief Executive Officer

The tender offer described in this communication has not yet commenced. At an appropriate time, Arch Chemicals will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the common shares of Arch Chemicals.  Investors are urged to read the tender offer materials and the Solicitation/Recommendation Statement when it becomes available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Arch Chemicals files with the SEC at the SEC’s website at www.sec.gov. In addition, the tender offer Solicitation/Recommendation Statement and other documents Arch Chemicals filed with the SEC may be obtained from Arch Chemicals free of charge by directing a request to Arch Chemicals at mefaford@archchemicals.com.

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Arch Chemicals and Lonza expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Arch Chemical's business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Arch Chemical's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.